UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-39742

17 EDUCATION & TECHNOLOGY GROUP INC.

(Translation of registrant’s name into English)

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Mr. Tuck Lye Koh

Mr. Tuck Lye Koh has resigned as a director of 17 Education & Technology Group Inc. (the “Company”) due to personal reasons, effective July 29, 2022. Mr. Koh’s resignation did not result from any disagreement with the Company. Following Mr. Koh’s departure, the remaining six (6) directors, including three (3) independent directors, will continue their services to the board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

17 EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Chao Du
Name:	Michael Chao Du
Title:	Chief Financial Officer

Date: July 29, 2022